BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

November 23, 2020

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, DC 20549

Re:	B2Digital, Incorporated
Offering Statement on Form 1-A
Filed November 10, 2020
File No. 024-11364
B2Digital, Incorporated

Dear Staff:

Kindly be advised that B2Digital, Incorporated (the “Company”) requests that its Regulation A offering be qualified on Tuesday, November 24, 2020 at 3:00 pm Eastern Time.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc: Greg P. Bell, CEO